CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2006	2005
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$1,961,052	$4,590,284
Amounts receivable (note 3)	112,427	219,875
Due from related parties (note 7)	121,045	233,205
Prepaid expenses	142,025	116,069
	2,336,549	5,159,433

Equipment (note 4)	97,837	174,163
Mineral property interests (note 5)	8,600,597	8,502,000

Total assets	$11,034,983	$13,835,596

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$478,401	$378,997

Shareholders' equity
Share capital (note 6)	50,207,363	50,207,363
Contributed surplus (note 6(c))	4,849,043	4,824,697
Deficit	(44,499,824)	(41,575,461)
	10,556,582	13,456,599

Continuing operations (note 1)
Contingency (note 6(b))
Subsequent events (note 6 (c) and 9)

Total liabilities and shareholders' equity	$11,034,983	$13,835,596

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Ronald W. Thiessen

Tumelo M. Motsisi	Ronald W. Thiessen
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Expenses
Accounting, audit and legal	$205,169	$(6,651)	$588,419	$301,698
Conference and travel	17,314	25,596	142,958	438,735
Consulting	221,967	126,941	301,364	882,601
Exploration (see schedule of exploration expenses)	42,056	525,956	599,724	5,224,993
Foreign exchange loss (gain)	(117,280)	(112,804)	(267,748)	(132,752)
Loss (gain) on disposal of equipment	(10,538)	–	(21,884)	–
Interest expense (income)	16,591	11,711	(22,911)	(93,272)
Office and administration	79,168	157,927	252,436	427,403
Salaries and benefits	335,039	421,864	1,118,423	1,193,710
Stock-based compensation - office and administration (note 6(c))	(580)	123,934	9,137	2,189,445
Stock-based compensation - exploration (note 6(c))	(2,896)	32,521	15,209	868,742
Shareholders communications	37,677	54,462	177,672	220,747
Trust and filing	28,660	(2,534)	127,564	82,016
Loss before the following	852,347	1,358,923	3,020,363	11,604,066
Future income tax expense (recovery)	4,000	(181,870)	(96,000)	(181,870)
Loss for the period	$856,347	$1,177,053	$2,924,363	$11,422,196

Basic and diluted loss per share	$0.01	$0.01	$0.02	$0.08

Weighted average number of common shares outstanding	148,220,407	148,069,326	148,220,407	148,150,353

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Deficit, beginning of period	$(43,643,477)	$(39,516,803)	$(41,575,461)	$(29,271,660)
Loss for the period	(856,347)	(1,177,053)	(2,924,363)	(11,422,196)
Deficit, end of the period	$(44,499,824)	$(40,693,856)	$(44,499,824)	$(40,693,856)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Operating activities
Loss for the period	$(856,347)	$(1,177,053)	$(2,924,363)	$(11,422,196)
Items not involving cash
Amortization included in exploration expenses	5,752	11,548	25,585	36,318
Future income tax expense (recovery)	4,000	(181,870)	(96,000)	(181,870)
Stock-based compensation (note 6(c))	(3,476)	156,455	24,346	3,058,187
Loss (gain) on disposal of equipment	(10,538)	–	(21,884)	–
Unrealized foreign exchange loss (gain)	(65,000)	(198,385)	(235,000)	(198,385)
Equity loss (gain) on Ga-Phasha project	(38,428)	41,573	252,627	214,062
Changes in non-cash operating working capital
Amounts receivable	3,902	527,992	107,448	391,444
Amounts due to and from related parties	470,970	(8,214)	112,160	(46,588)
Prepaid expenses	(83,296)	(26,700)	(25,956)	(4,005)
Accounts payable and accrued liabilities	167,406	(723,316)	99,404	(1,003,565)
Cash and equivalents used in operating activities	(405,055)	(1,577,970)	(2,681,633)	(9,156,598)

Investing activities
Purchase of equipment	–	(13,131)	(9,731)	(19,099)
Proceeds on disposal of equipment	9,886	–	82,356	–
Equity investment	(20,224)	–	(20,224)	–
Cash and equivalents provided by (used in) investing activities	(10,338)	(13,131)	52,401	(19,099)

Financing activities
Issuance of common shares	–	127,500	–	157,500
Cash and equivalents provided by financing activities	–	127,500	–	157,500

Increase (decrease) in cash and equivalents	(415,393)	(1,463,601)	(2,629,232)	(9,018,197)
Cash and equivalents, beginning of period	2,376,445	7,390,759	4,590,284	14,945,355
Cash and equivalents, end of period	$1,961,052	$5,927,158	$1,961,052	$5,927,158

Supplementary information
Interest paid	$48,862	$43,944	$75,617	$73,855
Interest received	$(32,271)	$(32,233)	$(98,528)	$(167,127)
Taxes paid	$–	$–	$–	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
Republic of South Africa	September 30		September 30
	2006	2005	2006	2005

Northern Limb of the Bushveld Complex
Amortization	$5,752 $	11,548	$25,585	$36,318
Assays and analysis	(741)	159,921	17,504	1,171,889
Drilling	–	52,637	–	2,110,370
Engineering	(11,646)	81,975	40,470	465,159
Environmental and socioeconomic	(2,167)	1,872	10,378	51,498
Geological and consulting	6,223	122,781	19,797	750,736
Graphics	354	31	826	3,217
Property fees and assessments	4,485	10,205	(4,022)	14,978
Property option payments	–	37	32,548	31,080
Site activities	6,934	43,322	29,157	226,674
Transportation	(95)	11,000	2,147	93,723
	9,100	495,329	174,390	4,955,641

Eastern Limb of the Bushveld Complex
Assays and analysis	(1,032)	–	21,797	–
Drilling	(11,908)	–	309,843	190,223
Engineering	39,420	(8,008)	65,044	25,997
Geological and consulting	6,477	8,180	28,651	19,588
Graphics	–	(31)	–	1,224
Property fees and assessments	–	(37)	–	1,468
Site activities	–	30,523	–	30,852
	32,957	30,628	425,334	269,352

Exploration expenses before the following	42,056	525,956	599,724	5,224,993
Stock-based compensation (note 6(c))	(2,896)	32,521	15,209	868,742
Exploration expenses incurred during the period	39,160	558,477	614,933	6,093,735
Cumulative expenditures, beginning of period	23,422,553	22,426,030	22,846,780	16,890,772
Cumulative expenditures, end of period	$23,461,713	$22,984,507	$23,461,713	$22,984,507

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

1.	CONTINUING OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

The Company's investment in the Ga-Phasha joint venture is accounted for using the equity method.

All material intercompany balances and transactions have been eliminated.

3.	AMOUNTS RECEIVABLE

	September 30	December 31
	2006	2005
Value-added taxes recoverable	$53,616	$31,987
Employee expense advances	57,222	45,196
Other receivables	1,589	142,692
Amounts receivable	$112,427	$219,875

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

4.	EQUIPMENT

	September 30, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$9,149	$4,726	$4,423	$90,520	$48,462	$42,058
Vehicles	220,194	126,780	93,414	253,468	121,363	132,105
	$229,343	$131,506	$97,837	$343,988	$169,825	$174,163

5.	MINERAL PROPERTY INTERESTS

Ga-Phasha Project
Balance, December 31, 2005	$4,302,000
Equity loss – exploration expenses	(252,627)
Net investments during the period	20,224
Foreign exchange gains	235,000
Future income tax recovery	96,000
Ga-Phasha Project, September 30, 2006	4,400,597

Platreef Properties, December 31, 2005 and September 30, 2006	4,200,000

Balance, September 30, 2006	$8,600,597

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

		Number of	Dollar
Common shares issued and outstanding	Price	Shares	Amount
Balance, December 31, 2004		148,020,407	$49,974,357
Share purchase options exercised	$ 0.79	200,000	157,500
Fair value of stock options allocated to shares issued on	–	–	75,506
exercise
Balance, December 31, 2005 and September 30, 2006		148,220,407	$50,207,363

In the event of equity financing or “deemed financing”, Pelawan Investments (Proprietary) Limited, a private South African Black Economic Empowerment company and significant shareholder of the Company, is entitled to be topped up in order to maintain a minimum 52% shareholding pursuant to a Share Exchange Agreement (see note 7(b) of the December 31, 2005 consolidated audited financial statements).

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

(c)	Share option plan

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average	Number of	remaining life
	exercise price	options	(years)
Balance, December 31, 2005	$1.47	4,778,200	3.61
Cancelled	1.92	(235,000)
Balance, September 30, 2006	$1.44	4,543,200	3.07

Options outstanding and exercisable at September 30, 2006 were as follows:

		Number of
	Option	options
Expiry date	price	outstanding
October 26, 2006	$ 1.95	320,000
October 26, 2006	$ 2.00	35,000
October 26, 2006	$ 1.64	200,000
July 1, 2007	$ 0.95	100,000
September 28, 2007	$ 1.40	425,000
December 14, 2007	$ 1.40	398,200
December 14, 2010	$ 1.40	3,065,000
Total		4,543,200
Average option price	$1.44

At September 30, 2006 a total of 4,543,200 options, at an average exercise price of $1.44, were exercisable. Subsequent to September 30, 2006, 555,000 of these options expired unexercised. The exercise prices of all share purchase options granted by the Company are equal to or above the market price at the grant date. No options were granted during the nine months ended September 30, 2006. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted has been reflected in the consolidated statement of operations and in contributed surplus as follows:

	Three months ended		Nine months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2006	2005	2006	2005
Stock-based compensation –
Exploration	$(2,896)	$32,521	$15,209	$868,742
Stock-based compensation –
Office and administration	(580)	123,934	9,137	2,189,445
Credited to contributed surplus
during the period	(3,476)	156,455	24,346	3,058,187
Share purchase options exercised,
credited to share capital	–	(61,200)	–	(75,506)
Contributed surplus, beginning of
the period	4,852,519	5,251,376	4,824,697	2,363,950
Contributed surplus, end of period	$4,849,043	$5,346,631	$4,849,043	$5,346,631

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

The assumptions used to estimate the fair value of options granted during the periods were:

	Three months ended		Nine months ended
	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005
Risk free interest rate	4%	3%	4%	3%
Expected life	4 years	4 years	4 years	4 years
Volatility	59%	78%	63%	78%
Expected dividends	nil	nil	nil	nil

7.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended		Nine months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
Services rendered by	2006	2005	2006	2005
Hunter Dickinson Inc.	$152,194	$304,077	$701,765	$1,154,007
Hunter Dickinson Group Inc.	–	3,200	–	9,600
Pelawan Investments (Proprietary) Ltd.	–	–	–	658,035
CEC Engineering Ltd.	35,478	55,653	89,189	96,100

			As at
			Sep 30,	Dec 31,
Related party balances receivable			2006	2005
Hunter Dickinson Inc.			$87,233	$233,205
Southgold Exploration (Proprietary) Limited (a)			33,812	–
Receivable from related parties			$121,045	$233,205

Related party balances payable (included in accounts payable)
CEC Engineering Ltd.			$(16,714)	$(48,506)

(a)

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

8.	SEGMENTED INFORMATION

As at and for the nine
months ended Sep 30, 2006	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$599,724	$599,724
Loss for the period	(1,371,840)	(2,760)	(1,549,763)	(2,924,363)
Interest expense (income)	73,252	–	(50,341)	22,911
Total assets	1,839,777	29,408.	9,165,798	11,034,983
Equipment	–	–	97,837	97,837

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

9.	SUBSEQUENT EVENTS

a)

Subsequent to September 30, 2006, the Company completed its financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, will loan an amount of 70 million South African Rand to Plateau Resources (Pty) Ltd (“Plateau”), a wholly owned South African subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa. The first interest payment will become due and payable fourteen months after the date of the advancement of the funds, with other subsequent interest payments due and payable in 6-month intervals thereafter. The final repayment date for the loan will be on September 30, 2010, however, the agreement does allow for early repayment thereof. In conjunction with the loan, the Company incurred financing fees equal to 3% of the loan, payable in cash or common shares of the Company.

Pursuant to security agreements entered into in connection with the loan, Plateau has ceded as security, its interest in Micawber 277 (Pty) Ltd (Micawber). Micawber, a South African company equally owned by Rustenburg Platinum Mine and Plateau Resources, owns the parties’ interests in the Ga-Phasha PGM Project.

b)

In October 2006, the Company terminated its Thusong Platinum Mine Joint Venture ("the Thusong JV") agreement, with a subsidiary of Anglo Platinum, to explore and develop PGM, gold and nickel mineralization on three farms on the Western Limb of the Bushveld.